SCHEDULE 14A

                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
              Proxy Statement Pursuant to Section 14(a) Securities
                              Exchange Act of 1934

Filed by the Registrant                              [ ]

Filed by a party other than the Registrant           [X]

         Check the appropriate box:

[X]      Preliminary Proxy Statement

[  ]     Confidential, for Use of the Commission Only
         (as permitted by Rule 14a-6(e)(2))

[  ]     Definitive Proxy Statement

[  ]     Definitive Additional Materials

[  ]     Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                     SECURED INVESTMENT RESOURCES FUND, L.P.

                (Name of Registrant as Specified in Its Charter)


                           Everest Properties II, LLC
                            Millenium Management, LLC

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

[X] No fee required

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

         (1)  Title of each class of securities to which transaction applies:

         (2)  Aggregate number of securities to which transactions applies:


         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined.)

          (4) Proposed maximum aggregate value of transaction:

         (5) Total Fee paid:

[ ]      Fee paid previously with preliminary materials

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         (1) Amount previously paid:

         (2) Form, Schedule or Registration Statement No.:

         (3) Filing party:

         (4) Date filed:

                           Everest Properties II, LLC
                            Millenium Management, LLC
                         155 N. Lake Avenue, Suite 1000
                               Pasadena, CA 91101

                               September __, 2003

Dear Limited Partner:

     Enclosed is a Solicitation of Consents seeking the approval by written consent (the "Consents") of the limited partners (the "Limited Partners") of Secured Investment Resources Fund, L.P., a Kansas limited partnership (the
"Partnership"), to remove the current general partners, James R. Hoyt and Investment Resources Inc. ("IRI") and to continue the Partnership and elect Millenium Management, LLC, a California limited liability company ("Millenium") as the new general partner of the Partnership.

     The goal of Millenium in soliciting the Consents is to elect Millenium as the new general partner of the Partnership so that Millenium can:

     o Send Financial Reports to Limited Partners: Upon becoming the new general partner, Millenium will send you detailed financial reports about Partnership assets and operations which the current general partners have continuously withheld.

     o File Required Reports with the SEC: Millenium will file all the required financial reports with the Securities and Exchange Commission ("SEC"). The current general partners have not filed the required financial reports with the SEC since 1998. We believe the Partnership is in serious violation of securities laws.

     o Investigate Claims: Although Millenium is currently not aware of any existing claims against the general partners, upon becoming your new general partner Millenium will investigate to determine whether or not there are any claims, such as claims for breach of fiduciary duty or breach of the Partnership Agreement, that should be brought against the Partnership's current general partners.

     o    Reduce  Management  Fees and  Expenses:  Millenium is confident it can
          have  the  properties   managed  for   significantly   less  than  the
          Partnership has been paying the current general partners.

     o Liquidate The Partnership: Once Millenium has been able to take over the Partnership and analyze its situation, if Millenium deems it to be in the best interest of the Limited Partners, it will consider selling the properties and liquidating the Partnership (the Partnership Agreement currently provides that the Partnership does not have to be liquidated until the year 2046).

You may have the following questions:

Q: What is Millenium Asking Me to Vote Upon?

A: Millenium is asking for your consent (1) to remove James R. Hoyt and Investment Resources, Inc. as current general partners; and (2) elect Millenium Management, LLC, as the general partner of the Partnership.

Q: Who is Millenium?

A: Millenium is an affiliate of Everest Management, LLC, a Limited Partner in the Partnership. Everest's management and its affiliates have substantial experience in investing in and managing limited partnerships.

Q: Why Should I Vote to Remove the Current General Partners?

A: The current general partners have not sent any financial reports to you or filed the required financial reports with the SEC since 1998. By their omissions, they have not only breached the Restated Certificate and Agreement of Limited Partnership (the "Partnership Agreement"), but we believe they have violated securities laws. The limited partners have a right to know the true income and expenses of the properties in which they have invested their hard-earned money. Without regular financial reporting, audits and financial statement certification, there is no safeguard against potential abuses or improprieties by the general partners.

Q: What Do I Need to Do Now?

A: After carefully reading and considering the information contained in this document, we are asking that you please complete, sign and date the enclosed GREEN consent form by marking FOR each proposal herein and mailing it to us in the self-addressed envelope provided. Hopefully, after Millenium is elected as the general partner of the Partnership, we can work together to protect the remaining value of your interest.

     We urge you to carefully read the enclosed Consent Solicitation Statement in order to vote your interests. YOUR VOTE IS IMPORTANT. FAILURE TO VOTE, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE PROPOSALS. Again, to be sure your vote is represented, please sign, date and return the enclosed GREEN Consent of Limited Partner form as promptly as possible in the enclosed, prepaid envelope. If you have any questions, please do not hesitate to contact Mr. Vahan Saroians at 626-585-5920.

                                               Very truly yours,


                                               Millenium Management, LLC

                            SOLICITATION OF CONSENTS
                                       of
                                LIMITED PARTNERS
                                       of
                     Secured Investment Resources Fund, L.P.
                                       by
                           Everest Properties II, LLC
                                       and
                            Millenium Management, LLC

                               September ___, 2003

                         CONSENT SOLICITATION STATEMENT

     Millenium Management, LLC, a California limited liability company ("Millenium") is seeking the approval by written consent (the "Consents") of the limited partners (the "Limited Partners") of Secured Investment Resources Fund, L.P., a Kansas limited partnership (the "Partnership"), to remove the current general partners, James R. Hoyt ("Hoyt") and Investment Resources Inc. ("IRI"). Millenium is also seeking your approval to continue the Partnership with Millenium as the new general partner of the Partnership. The election of Millenium as a general partner is conditioned upon the approval of the removal of the current general partners.

     In the event that the current general partners are removed and the Limited Partners do not approve continuing the Partnership with Millenium as the new general partner, Millenium will initiate an additional consent solicitation to continue the Partnership with a different, new general partner. In the event that the Limited Partners do not elect to continue the Partnership with a new general partner after the removal of the current general partners, the Partnership will be dissolved and the assets of the Partnership will be liquidated pursuant to the Partnership Agreement.

     This Consent Solicitation Statement and the accompanying GREEN Consent of Limited Partners form are first being mailed to Limited Partners on or about September ___, 2003. Limited Partners who are record owners of Limited Partnership Interests as of August 31, 2003 (the "Record Date") shall be sent this Consent Solicitation Statement.

     The reasons for Millenium's belief that it is important to replace the current general partners are set further in the introductory letter. Considerations other than those identified, such as investment and tax considerations, exist which should also be weighed in replacing the current general partners with Millenium. You are advised to read this entire Consent Solicitation Statement carefully and to consult with your investment and tax advisors before making a decision whether or not to consent. YOUR VOTE IS IMPORTANT. FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE PROPOSALS.

     The Consents are solicited upon the terms and subject to the conditions of this Consent Solicitation Statement and the accompanying form of Consent. Removal of the current general partners and the election to continue the Partnership with Millenium as the new general partner requires the consent of the record holders of a majority of the outstanding limited partnership interests ("Limited Partnership Interests") of the Limited Partners (the
"Required Consents"). If Millenium receives the Required Consents, it will become the new general partner, as provided in the Partnership Agreement.

     Section 16.2.1 of the Partnership Agreement provides that the vote of Limited Partners owning a majority of the Limited Partnership Interests may remove a general partner. Section 20.1.1 provides that the Limited Partners owning a majority of the Limited Partnership Interests may elect to continue the Partnership and elect a new general partner if an event of dissolution occurs by the removal of a general partner.

     Under the Partnership Agreement and Kansas law, Limited Partners do not have dissenters' rights of appraisal in connection with these Proposals.

     THIS SOLICITATION IS BEING MADE BY MILLENIUM AND EVEREST AND NOT ON BEHALF OF THE PARTNERSHIP. CONSENTS SHOULD BE DELIVERED TO MILLENIUM AND SHOULD NOT BE SENT TO THE PARTNERSHIP.

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     THIS SOLICITATION OF CONSENTS EXPIRES NO LATER THAN 11:59 P.M. PACIFIC TIME ON _________, 2003, UNLESS EXTENDED.

                              AVAILABLE INFORMATION

     The  Partnership  is  subject  to  the  informational  requirements  of the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, consent solicitation statements and other information with the Securities and Exchange Commission (the "Commission"). However, the Partnership has not filed any of the aforementioned documents with the Commission since 1998. Such reports, consent solicitation statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. In addition, the Commission maintains a site on the World Wide Web portion of the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

                  INFORMATION CONCERNING MILLENIUM AND EVEREST

     Millenium is a California limited liability company that was formed in 1998 for the purpose of seeking to become the general partner of other real estate limited partnerships. Millenium and its affiliates Everest Properties II, LLC, a California limited liability company ("Everest") and Everest Properties, Inc., a California corporation ("EPI") do not own any Limited Partnership Interests, but its affiliate, Everest Management, LLC, owns 3.7% of the Limited Partnership Interests outstanding. Millenium's affiliates, Everest and EPI, have substantial experience in investing in and managing limited partnerships. The principal office of Millenium is 155 N. Lake Avenue, Suite 1000, Pasadena, CA 91101; telephone (626) 585-5920.

     Millenium's affairs are managed by Everest. Everest's officers are officers of EPI as well. The following are the resumes of Everest's officers. The business address of each of the officers is 155 N. Lake Avenue, Suite 1000, Pasadena, CA 91101. Millenium does not own any Limited Partnership Interests.

     W. Robert Kohorst. Mr. Kohorst has been the President of Everest since 1996. He is a lawyer by profession. From 1984 through 1990, Mr. Kohorst was the President of the Private Placement Group for Public Storage, Inc., a national U.S. real estate syndicator. Mr. Kohorst's responsibilities included all structuring, marketing, investor services and accounting services for private placement syndications for Public Storage, Inc., and its affiliates. Upon leaving Public Storage, Inc. in 1990, Mr. Kohorst was the Chief Executive Officer and principal of two businesses, Tiger Shark Golf, Inc., a golf equipment manufacturer, and Masquerade International, Inc., a manufacturer of costumes. In 1991 Mr. Kohorst co-founded KH Financial, Inc., which has been engaged in the acquisition of general partner interests, real estate companies and related assets. Mr. Kohorst has been the President of KH Financial, Inc. from its inception to the present. Mr. Kohorst holds a Juris Doctor from the University of Michigan and a Bachelor of Science degree in accounting from the University of Dayton.

     David I. Lesser. Mr. Lesser has been the Executive Vice President of Everest since 1996. He is a lawyer by profession. From 1979 through 1986, Mr. Lesser practiced corporate and real estate law with Kadison, Pfaelzer, Woodard, Quinn & Rossi and Johnsen, Manfredi & Thorpe, two prominent Los Angeles law firms. From 1986 through 1995, Mr. Lesser was a principal and member of Feder, Goodman & Schwartz and its predecessor firm, co-managing the firm's corporate and real estate practice. Between 1990 and 1992, Mr. Lesser was counsel to Howard, Rice, Nemerovski, Robertson, Canady & Falk. Mr. Lesser is also a Vice President of KH Financial, Inc. Mr. Lesser holds a Juris Doctor from Columbia University and a Bachelor of Arts degree from the University of Rochester.

     Christopher K. Davis. Mr. Davis is a Vice President and the General Counsel of Everest, which he joined in 1998. He is a lawyer by profession. From 1991 to 1995, he practiced securities and corporate law with Gibson, Dunn & Crutcher, a prominent national law firm headquartered in Los Angeles. From 1995 through 1997, he served as Senior Staff Counsel and then Director of Corporate Legal of Pinkerton's, Inc., a worldwide provider of security, investigation and related services. At Pinkerton, Mr. Davis was responsible for directing the corporate section of the legal department. Mr. Davis holds a Juris Doctor from Harvard Law School and a Bachelor of Science degree in Business Administration from the University of California, Berkeley.

     Peter J. Wilkinson. Mr. Wilkinson is a Vice President and the Chief Financial Officer of Everest, which he joined in 1996. He is an accountant by profession. From 1981 through 1987, he worked for Deloitte Haskins and Sells and Coopers and Lybrand in London and Sydney in their audit divisions, gaining significant experience in a variety of industry segments. From 1987 to 1990, he was the company secretary and controller of Gresham Partners, an Australian investment bank where, in addition to being responsible for all financial, tax and administrative matters, he was involved with analyzing leveraged buyout, property finance and business acquisitions. Mr. Wilkinson joined BankAmerica in the United States and from 1991 to 1996 held a number of positions, culminating in being the Division Finance Officer for the Corporate Trust and Mortgage and Asset Backed divisions. In this capacity, he was responsible for presentation of all financial information and financial due diligence during their divestiture. Mr. Wilkinson holds a Bachelor of Science degree from Nottingham University and is an English chartered accountant.

                     INFORMATION CONCERNING THE PARTNERSHIP


     Since the current general partners have not filed any of the required financial reports with the SEC since 1998, there is little information available on the Partnership. Information contained in this section is based upon documents and reports publicly filed by the Partnership, including the Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "Form 10-K"). Although Millenium has no information that any statements contained in this section are untrue, Millenium has not independently investigated the accuracy of the information contained in this section or for the failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information. Millenium disclaims responsibility for the following information except to the extent prohibited by law.

     Secured Investment Resources Fund, L.P. ("Partnership") is a Kansas limited partnership formed pursuant to the Kansas Revised Uniform Limited Partnership Act on March 30, 2984. James R. Hoyt is the Individual General Partner and Secured Investment Resources, Inc., a Kansas corporation, is the corporate general partner. The Partnership was formed with the intent to engage in the business of acquiring, improving, developing, operating and holding for investment, income producing properties with the objectives of (i) preserving and protecting the Partnership's capital; (ii) providing capital gains through potential appreciation; (iii) providing quarterly "tax sheltered" cash distributions from operations; (iv) generating tax losses ion excess of tax shelter distributions, which may be used to offset taxable income from other sources; and (v) increasing equity through the reduction of mortgage loans on Partnership properties. The term of the partnership is sixty (60) years from the date of the Partnership Agreement of October 1, 1984, or the date of which all the assets acquired by the Partnership are sold or converted to cash.

     The Partnership acquired two garden-style apartment communities in 1985 and three commercial strip shopping centers in 1986. The General Partners feel that all of these properties met the Partnership's investment criteria and objectives.

Outstanding Limited Partnership Interests

     According to the Partnership, there were 24,869.50 limited partnership units issued and outstanding at December 31, 1998. A Limited Partner is entitled to one vote for each Limited Partnership Interest owned by such Limited Partner. Millenium owns no Limited Partnership Interest in the Partnership, but its affiliate owns 926 Limited Partnership Interests. Millenium does not know if any person currently owns beneficially in excess of 5% of the outstanding Limited Partnership Interests.

                       PROPOSALS AND SUPPORTING STATEMENT


     The Limited Partners are being asked to approve by written consent the following actions (the "Proposals") pursuant to the Partnership Agreement:

     (1) the removal of the current general partners, Hoyt and IRI, as the general partners of the Partnership; and

     (2) the continuation of the Partnership with Millenium as the new general partner of the Partnership (which is conditioned upon the approval of Proposal 1 above).

Removing the General Partner


     A review of documents and reports publicly filed by the Partnership and books and records available to partners indicates that the remaining assets held by the Partnership are potentially valuable real estate assets. Millenium believes the Partnership should be exploring opportunities to maximize the value of these assets and concentrate on realizing potential cash returns to the Limited Partners on their original investment. If Millenium is elected as the new general partner, it plans to review the books and records of the Partnership and formulate specific plans to achieve these goals and objectives. Of course, Millenium cannot give any assurances that electing Millenium as the new general partner will result in attaining theses goals and objections.

     Millenium believes that removing the current general partners and electing Millenium as the new general partner will provide the Limited Partners with the best potential to realize the greatest potential cash returns to the Limited Partners in the near future. The goal of Millenium in soliciting the Consents is to elect itself as the new general partner of the Partnership so that it can:

     o Send Financial Reports to Limited Partners: Upon becoming the new general partner, Millenium will send you detailed financial reports about Partnership assets and operations which the current general partners have continuously withheld.

     o File Required Reports with the SEC: Millenium will file all the required financial reports with the Securities and Exchange Commission ("SEC"). The current general partners have not filed the required financial reports with the SEC since 1998. We believe the Partnership is in serious violation of securities laws.


     o Investigate Claims: Although Millenium is currently not aware of any existing claims against the general partners, upon becoming your new general partner Millenium will investigate to determine whether or not there are any claims, such as claims for breach of fiduciary duty or breach of the Partnership Agreement, that should be brought against the Partnership's current general partners.

     o Reduce Management Fees and Expenses: Based on the available information from the Partnership, Millenium is confident it can have the properties managed for significantly less than the Partnership has been paying the current general partners.

     o Liquidate The Partnership: Once Millenium has been able to take over the Partnership and analyze its situation, if Millenium deems it to be in the best interest of the Limited Partners, it will solicit the votes of the limited partners to sell the properties and liquidate the Partnership (the Partnership Agreement currently provides that the Partnership does not have to be liquidated until the year 2046).

Admission of New General Partner

     If the Required Consents are obtained to remove the current general partners and elect Millenium as the new general partner, the current general partners will not retain any of the rights, powers or authority accruing to the general partner following their removal as general partners; provided, however, that the Partnership must purchase the current general partners' interest in the Partnership at its fair value on the date of such removal as provided in Section
17.4 of the Partnership Agreement. Millenium is unable to estimate the fair value of the current general partners' interest in the Partnership based on the information available to Millenium. Therefore, Millenium is unable to determine if the Partnership's obligation to purchase such interest would be material or would have a material effect on the Partnership's financial condition or operations. However, we note that the purchase of these interests could affect the Partnership's ability to make distributions to Limited Partners in the future since they may deplete any liquid assets currently held by the Partnership.

     Further, if the general partners are removed from the Partnership according to provisions of Paragraph 17 of the Partnership Agreement, any portion of the Acquisition Fee, Property Management Fee, Partnership Management Fee, subordinated real estate commission, General Partners' Interest in Cash From Sales, Financing, Refinancing or Liquidation or any other fee or commission payable according to the provisions of this Paragraph 9 which is then accrued and due, but not yet paid, shall be paid by the Partnership to the general partners. Millenium is unable to determine if any such amounts are accrued but no paid or if this obligation of the Partnership would be material, have a material effect on the Partnership's financial condition or operations, or affect the Partnership's ability to make distributions.

     Millenium does not anticipate any circumstance under which Millenium would not desire to become the new general partner, however, Millenium reserves the right to withdraw before admission as the new general partner in the event of a material adverse change in the Partnership. A material adverse change would include bankruptcy, foreclosure or other material impairments on the value or operations of the Partnership's assets. If the current general partners are removed, Millenium withdraws, and no replacement general partner is elected, than a party appointed for such purpose shall wind up the affairs of the Partnership, shall sell all of the Partnership's assets as promptly as is consistent with obtaining the fair value thereof, and pay all liabilities and all costs of dissolution.

                      VOTING PROCEDURE FOR LIMITED PARTNER

Distribution and Expiration Date of Solicitation

     This Consent Solicitation Statement and the related Consent are first being mailed to Limited Partners on or about September ___, 2003. Limited Partners who are record owners of Limited Partnership Interests as of the Record Date may execute and deliver a Consent. A beneficial owner of Limited Partnership Interests who is not the record owner of such Limited Partnership Interests must arrange for the record owner of such Limited Partnership Interests to execute and deliver to Millenium a Consent form that reflects the vote of the beneficial owner.

     This solicitation of Consents will expire at 11:59 p.m. Pacific Time on the earlier to occur of the following dates (the "Expiration Date"): (i) ___________, 2003 or such later date to which Millenium determines to extend the solicitation, and (ii) the date the Required Consents are received. Millenium reserves the right to extend this solicitation of Consents for such period or periods as it may determine in its sole discretion from time to time; provided, however that it will not extend this solicitation past ____________, 2003. Any such extension will be followed as promptly as practicable by notice thereof by written notice to the Limited Partners, as well as filing with the SEC. All Consents delivered to Millenium will remain effective until the Expiration Date, including during any extension thereof, unless validly revoked by a later dated Consent delivered to Millenium prior to the Expiration Date. No Consent will be considered effective longer than eleven months from the date it is given. Millenium reserves the right for any reason to terminate the solicitation of Consents at any time prior to the Expiration Date by filing an amendment to this Consent Solicitation Statement with the SEC.

Voting Procedures and Required Consents

     The Consent of Limited Partner form included with this Consent Solicitation Statement is the ballot to be used by Limited Partners to cast their votes. For each Proposal, Limited Partners should mark a box adjacent to the Proposal indicating that the Limited Partner votes "For" or "Against" the Proposal, or wishes to "Abstain". All Consents that are properly completed, signed and delivered to Millenium, and not validly revoked prior to the Expiration Date, will be given effect in accordance with the specifications thereof. If none of the boxes on the Consent is marked, but the Consent is otherwise properly completed and signed, the Limited Partner delivering such Consent will be deemed to have voted "For" the Proposals.

     Each Proposal requires the consent of the record holders of a majority of the Limited Partnership Interests (the "Required Consents"). Accordingly, adoption of each Proposal requires the receipt without revocation of the Required Consents indicating a vote "For" the Proposal. Millenium is seeking approval of each of the Proposals. The continuation of the Partnership with Millenium as the new general partner is conditioned on the approval of the removal of the current general partners. Otherwise, no Proposal is conditioned on the approval of another Proposal. The failure of a Limited Partner to deliver a Consent or a vote to "Abstain" will have the same effect as if such Limited Partner had voted "Against" the Proposals. Limited Partnership Interests not voted on Consents returned by brokers, banks or nominees will have the same effect as Limited Partnership Interests voted against the Proposals.

     If Limited Partnership Interests to which a Consent relates are held of record by two or more joint holders or tenants in common, all such holders must sign the contract. If a Consent is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the Consent form appropriate evidence of authority to execute the Consent. In addition, if a Consent relates to less than the total number of Limited Partnership Interests held in the name of such Limited Partner, the Limited Partner must state the number of Limited Partnership Interests recorded in the name of such Limited Partner to which the Consent relates. If a Consent is executed by a person other than the record owner, then it must be accompanied by a valid proxy duly executed by the record owner.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance, and revocation of Consents, and the interpretation of the terms and conditions of this solicitation of Consents, will be determined by Millenium, subject to the provisions of the Partnership Agreement, as well as state and federal law. Neither Millenium, nor any of its affiliates, shall be under any duty to give any notification of any such defects, irregularities or waiver, nor shall any of them incur any liability for failure to give such notification. Deliveries of Consents will not be deemed to have been made until any irregularities or defects therein have been cured or waived.

     In the event Millenium determines to extend this solicitation of Consents in its sole discretion or this solicitation of Consents expires, Millenium will notify the Limited Partners as promptly as practicable thereafter by notice of such extension or the results of this solicitation of Consents by written notice to the Limited Partners, as well as filing an amendment to this Consent Solicitation Statement with the SEC, if required.

Completion Instructions

     Limited Partners are requested to complete, sign and date the GREEN Consent of Limited Partner form included with this Consent Solicitation Statement and mail, fax, hand deliver or send by overnight courier the original signed Consent to Millenium Management, LLC, 155 N. Lake Avenue, Suite 1000, Pasadena, CA 91101, Fax No.: 626-585-5929.

     Consents should be sent or delivered to Millenium at the address set forth on the back cover of this Consent Solicitation Statement. A prepaid, return envelope is included for your convenience.

Power of Attorney

     Upon approval of a Proposal, Millenium will be expressly authorized to prepare any and all documentation and take any further actions necessary to implement the approved Proposal. Furthermore, each Limited Partner who votes for a Proposal described in this Consent Solicitation Statement, by signing the attached Consent, constitutes and appoints Millenium, acting through its officers and employees, as his or her attorney-in-fact for the purposes of executing any and all documents and taking any and all actions required under the Partnership Agreement or applicable law in order to implement the approved Proposal, including the execution of an amendment to the Partnership Agreement to reflect Millenium as the new general partner of the Partnership in accordance with the applicable Proposal. Revocation of Consents

     Consents may be revoked at any time prior to the Expiration Date, or a Limited Partner may change his vote on one or both Proposals, in accordance with the following procedures. For a revocation or change of vote to be effective, Millenium must receive prior to the Expiration Date a written notice of revocation or change of vote (which may be in the form of a subsequent, properly executed Consent) at the address set forth on the Consent. The notice must specify the name of the record holder of the Limited Partnership Interests and the name of the person having executed the Consent to be revoked or changed (if different), and must be executed in the same manner as the Consent to which the revocation or change relates or by a duly authorized person that so indicates and that submits with the notice appropriate evidence of such authority as determined by Millenium. A revocation or change of a Consent shall be effective only as to the Limited Partnership Interests listed on such notice and only if such notice complies with the provisions of this Consent Solicitation Statement.

     Millenium reserves the right to contest the validity of any revocation or change of vote and all questions as to validity (including time of receipt) will be determined by Millenium, subject to the provisions of the Partnership Agreement, as well as state and federal law.

No Dissenters' Rights of Appraisal

     Under the Partnership Agreement and Kansas law, Limited Partners do not have dissenters' rights of appraisal in connection with these Proposals.

Solicitation of Consents

     Neither the Partnership nor the current general partners are participants in this solicitation of Consents. Millenium is the only participant in the solicitation. Millenium will initially bear all costs of this solicitation of Consents, including fees for attorneys and the cost of preparing, printing and mailing this Consent Solicitation Statement, which are currently estimated to be $20,000. To date, Millenium has incurred fees and expenses for this solicitation of approximately $5,000. Millenium shall seek reimbursement for such costs from the Partnership to the extent allowed under the Partnership Agreement and applicable law. In addition to the use of mails, certain officers or regular employees of Millenium may solicit Consents via telephone, for which no additional compensation will be paid.

     Limited Partners are encouraged to contact Mr. Vahan Saroians of Millenium at the telephone number set forth on the back cover of this Consent Solicitation Statement with any questions regarding this solicitation of Consents and with requests for additional copies of this Consent Solicitation Statement and form of Consent.

                            SOLICITATION OF CONSENTS
                                       of
                                LIMITED PARTNERS
                                       of
                     Secured Investment Resources Fund, L.P.
                          a Kansas Limited Partnership


     Deliveries of Consents, properly completed and duly executed, should be made to Millenium Management, LLC at:

                         155 N. Lake Avenue, Suite 1000
                               Pasadena, CA 91101
                              Fax No.: 626-585-5929

     Questions and requests for assistance about procedures for consenting or other matters relating to this solicitation may be directed to Mr. Vahan Saroians at the address and telephone number listed below. Additional copies of this Consent Solicitation Statement and form of Consent may be obtained from Millenium as set forth below.

     No person is authorized to give any information or to make any representation not contained in this Consent Solicitation Statement regarding the solicitation of Consents made hereby, and, if given or made, any such information or representation should not be relied upon as having been authorized by Millenium or any other person. The delivery of this Consent Solicitation Statement shall not, under any circumstances, create any implication that there has been no change in the information set forth herein or in the affairs of Millenium or the Partnership since the date hereof.


                           Everest Properties II, LLC
                            Millenium Management, LLC
                         155 N. Lake Avenue, Suite 1000
                               Pasadena, CA 91101
                                 (626) 585-5920

                                         SOLICITED BY EVEREST PROPERTIES II, LLC
                                                       MILLENIUM MANAGEMENT, LLC


                                   APPENDIX A

                          (Preliminary Form of Consent)

                           CONSENT OF LIMITED PARTNER

                     Secured Investment Resources Fund, L.P.
                a Kansas Limited Partnership (the "Partnership")

     LIMITED PARTNERS WHO RETURN A SIGNED CONSENT BUT FAIL TO INDICATE THEIR APPROVAL OR DISAPPROVAL AS TO ANY MATTER WILL BE DEEMED TO HAVE VOTED FOR SUCH MATTER. THIS CONSENT IS VALID FROM THE DATE OF ITS EXECUTION UNTIL DULY REVOKED, BUT NO LONGER THAN ELEVEN MONTHS.

           THIS CONSENT FORM REVOKES ANY PREVIOUSLY EXECUTED CONSENT.


The undersigned has received the Consent Solicitation Statement dated September ___, 2003 ("Consent Solicitation Statement") by Millenium Management, LLC, a California limited liability company ("Millenium") and Everest Properties II, LLC, a California limited liability company, seeking the approval by written consent of the following proposals:

     (1) the removal of the current general partners James R. Hoyt, an Individual and Secured Investment Resources, Inc., a Kansas corporation; and

     (2) the continuation of the Partnership with Millenium as the new general partner of the Partnership (which is conditioned on the approval of proposal (1) above).

     Each of the undersigned, by signing and returning this Consent, hereby constitutes and appoints Millenium, acting through its officers and employees, as his or her attorney-in-fact for the purposes of executing any and all documents and taking any and all actions required under the Partnership Agreement or applicable law in order to implement an approved proposal; and hereby votes all limited partnership interests of the Partnership held of record by the undersigned as follows for the proposals set forth above, subject to the Consent Solicitation Statement.

Proposal                               FOR         AGAINST         ABSTAIN

1. Removal of General Partners [       [ ]           [ ]             [ ]

2.  Continuation  of the  Partnership  [ ]           [ ]             [ ]
    with a new  general  partner,
    Millenium

(Please sign exactly as your name appears on the Partnership's records. Joint owners should each sign. Attorneys-in-fact, executors, administrators, trustees, guardians, corporation officers or others acting in representative capacity should indicate the capacity in which they sign and should give FULL title, and submit appropriate evidence of authority to execute the Consent)

                                       Dated: _______________________, 2003
                                             (Important-please fill in)

                                        ----------------------------------
                                                 Signature / Title

                                        ----------------------------------
                                                 Signature / Title

                                        ----------------------------------
                                                 Telephone Number